Mail Stop 3030
                                                                 April 30, 2018


     Via E-mail
     Daniel P. Florin
     Chief Financial Officer
     Zimmer Biomet Holdings, Inc.
     345 East Main Street
     Warsaw, IN 46580

            Re:    Zimmer Biomet Holdings, Inc.
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 27, 2018
                   File No. 001-16407

     Dear Mr. Florin:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Form 10-K for the Fiscal Year Ended December 31, 2017

     General

     1. In letters to us dated June 8, 2015 and April 13, 2015, respectively, Zimmer Holdings Inc.
            and Biomet, Inc. discussed contacts with Syria. Also, your website provides contact information for Al-Chifa Ltd. in Syria, a company Zimmer Inc. previously told us was its
            Syrian distributor. As you know, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. sanctions and export controls. You do not provide disclosure about Syria in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since the 2015 letters, including with its government, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the
 Daniel P. Florin
Zimmer Biomet Holdings, Inc.
April 30, 2018
Page 2

       approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Special Items, page 55

2. We note the statement of earnings caption entitled Special Items and the table in this note presenting the charges and expenses as resulting directly from "Biomet-related" and
       "Other" activities. Please address the following:

           Describe to us in detail the event or events that resulted in each type of expense (or caption) presented in the table, especially in the "Other" activities section of the table.
           To the extent you are relying on the guidance in ASC 220-20, Presentation of
           Unusual or Infrequent Occurring Items, in presenting this statement of earnings caption, tell us how the events and transactions would meet the criteria outlined in that guidance. We note that several of the items were recorded in each of the three years and appear to be normal recurring expenses.
           As we note that the table reflects expenses, such as asset impairments, R&D expenses, etc., that are also presented in other captions of the statement of earnings, explain to us your conclusion that presenting the amounts separately is appropriate and consistent with Regulation S-X that calls for a presentation or grouping of expenses and costs based on their nature.

3. Revise Management's Discussion and Analysis in future filings that include a similar presentation to provide a detailed discussion of the amounts and reasons for changes in each type of expense presented in the detailed table. Refer to Item 303(A)(3) of
       Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel P. Florin
Zimmer Biomet Holdings, Inc.
April 30, 2018
Page 3

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.


                                                         Sincerely,

                                                         /s/ Kevin J. Kuhar

                                                         Kevin J. Kuhar
                                                         Accounting Branch
Chief
                                                         Office of Electronics
and Machinery